Condensed Interim Consolidated Financial Statements

For the Six Months Ended February 29, 2012

(In US Dollars)

Unaudited - Prepared by Management

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a). if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Six Months Ended February 29, 2012

(in US Dollars)

	February 29, 2012	August 31, 2011	September 1, 2010
		(Note 15)	(Note 15)
Assets:

Current assets:
Cash and cash equivalents	$ 2,945,496	$ 4,145,492	$ 2,003,296
Accounts receivable (Note 4)	31,611	39,021	568,495
Prepaid expenses	8,207	36,604	22,940

Total current assets	2,985,314	4,221,117	2,594,731

Noncurrent assets:
Biological assets (Note 11)	6,185	5,763	3,173
Property, plant and equipment (Note 6)	309,806	338,224	89,577
Licensing rights (Note 7)	159,524	173,810	200,000
Deposits	17,500	17,500	8,766

Total noncurrent assets	493,015	535,297	301,516

Total Assets	$ 3,478,329	$ 4,756,414	$ 2,896,247

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities	$ 263,151	$ 159,137	$ 420,610
Deferred revenue	47,383	-	-

Total current liabilities	310,534	159,137	420,610

Long-term liabilities:
Warrant liability (Note 10)	361,797	1,527,374	797,310

Total Liabilities	672,331	1,686,511	1,217,920

Shareholders’ Equity:
Share capital (Note 10)	10,290,573	9,269,433	2,364,254
Share-based payment reserve (Note 10)	972,440	734,524	369,438
Deficit	(8,457,015)	(6,934,054)	(1,055,365)
Total shareholders’ equity	2,805,998	3,069,903	1,678,327
Total Liabilities and Shareholders’ Equity	$ 3,478,329	$ 4,756,414	$ 2,896,247

Nature and Continuance of Operations (Note 1)

Commitments (Note 8)

Events after the Reporting Period (Note 13)

These condensed interim consolidated financial statements were approved for

Issuance by the Board of Directors on April 30, 2012 and are signed on its behalf by:

Director

Signed:  “Frank Oakes”

Director

Signed:  “Daniel Morse”

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Stellar Biotechnologies, Inc

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited – Prepared by Management)

(in US Dollars)

	Three Months Ended		Six Months Ended
	February 29, 2012	February 28, 2011	February 29, 2012	February 28, 2011

Revenues:
Contract income	$ 15.000	$ 15,000	$ 30,000	$ 30,000
Commercial sales	13,575	4,200	113,925	9,838
Grant revenue	29,665	526,217	49,682	575,475
	58,240	545,417	193,607	615,313

Cost of Production, Aquaculture and Grants:
Costs of production and aquaculture (Note 11)	115,962	136,257	324,133	250,500
Grant costs	28,913	33,084	51,779	62,358
	144,875	169,341	375,912	312,858
Gross Margin (Loss)	(86,635)	376,076	(182,305)	302,455

Expenses:
Salaries, wages and benefits	298,579	275,115	533,563	376,832
Research and development	388,794	295,525	956,409	578,180
Legal and professional services	126,052	63,030	230,633	154,071
Share-based payments (Note 10)	(39,802)	3,506,798	237,916	3,620,659
General and administration	266,588	161,469	446,755	296,471
Amortization and depreciation	27,244	16,022	54,309	29,152
Allocation of expenses to grant costs	(12,288)	(10,632)	(23,047)	(23,126)
	1,055,167	4,307,327	2,436,538	5,032,239

Other Income:
Loss recovery (Note 16)	-	-	105,000	-
Foreign exchange gain (loss)	35,705	91,053	13,640	6,511
Change in fair value of warrant liability (Note 10)	261,217	772,702	975,152	(4,485,746)
Interest income	971	3,046	2,890	5,008
	297,893	866,801	1,096,682	(4,474,227)

Loss Before Income Tax	(843,909)	(3,064,450)	(1,522,161)	(9,204,011)
Income tax expense	800	-	800	5,000
Loss and Comprehensive Loss for the Period	(844,709)	(3,064,450)	(1,522,961)	(9,209,011)

Loss per common share –basic and diluted	$ (0.02)	$ (0.08)	$ (0.04)	$ (0.27)

Weighted average number of common shares outstanding	43,930,431	38,782,207	43,497,683	34,559,364

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Stellar Biotechnologies, Inc

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(in US Dollars)

	Six Months Ended
	February 29, 2012	February 28, 2011

Cash Flows From (Used In) Operating Activities:
Loss for the period	$ (1,522,961)	$ (9,209,011)

Items not affecting cash:
Amortization and depreciation	54,309	29,152
Share-based payments	237,916	3,620,659
Foreign exchange (gain) loss	(13,328)	(6,000)
Change in fair value of warrant liability	(975,152)	4,485,746
Remeasurement of biological assets	(422)	(3,092)

Changes in non-cash working capital items:
Accounts receivable	21,050	552,137
Prepaid expenses	28,397	(7,471)
Accounts payable and accrued liabilities	104,014	(180,964)
Deferred revenue	47,383	-
Net cash used in operating activities	(2,018,794)	(718,844)

Cash Flows From (Used In) Financing Activities:
Proceeds from exercise of warrants	830,715	669,906
Share subscription proceeds	-	4,729,524
Share issuance costs	-	(312,103)
Repurchase dissenting shareholder shares	-	(125,025)
Payment of deposits	-	(1,600)
Net cash provided by financing activities	830,715	4,960,702

Cash Flows From (Used In) Investing Activities:
Acquisition of property, plant and equipment	(11,605)	(245,751)
Net cash used in investing activities	(11,605)	(245,751)

Effect of exchange rate changes on cash and cash equivalents	(312)	(511)

Net change in cash and cash equivalents	(1,199,996)	3,995,596

Cash and cash equivalents – beginning of period	4,145,492	2,003,296

Cash and cash equivalents – end of period	$ 2,945,496	$ 5,998,892

Cash	$ 1,337,282	$ 5,998,892
Cash equivalents	1,608,214	-
Cash and cash equivalents	$ 2,945,496	$ 5,998,892

Supplemental disclosure of non-cash transactions (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Stellar Biotechnologies, Inc

Condensed Interim Consolidated Statements of Changes to Equity

(Unaudited – Prepared by Management)

(in US Dollars)

	Number of Shares	Share Capital	Share-based Payment Reserve	Deficit	Total
Balance - September 1, 2010	26,916,692	$ 2,364,254	$ 369,438	$ (1,055,365)	$ 1,678,327

Private placements, net of issuance costs	9,213,000	1,137,103			1,137,103
issuance of performance shares	3,333,335	3,400,000			3,400,000
Proceeds from exercise of warrants	1,921,305	691,139			691,139
Transfer to share capital on exercise of warrants		1,213,969			1,213,969
Final settlement of dissenting shareholder		(4,222)			(4,222)
Share-based payments			220,659		220,659
Loss for the period				(9,209,011)	(9,209,011)

Balance – February 28, 2011	41,384,332	$ 8,802,243	$ 590,097	$(10,264,376)	$ (872,036)

Balance – August 31, 2011	41,611,832	$ 9,269,433	$ 734,524	$ (6,934,054)	$ 3,069,903

Proceeds from exercise of warrants	2,318,600	830,715			830,715
Transfer to share capital on exercise of warrants		190,425			190,425
Share-based payments			237,916		237,916
Loss for the period				(1,522,961)	(1,522,961)

Balance – February 29, 2012	43,930,432	$ 10,290,573	$ 972,440	$ (8,457,015)	$ 2,805,998

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

1.

Nature and Continuance of Operations

Stellar Biotechnologies, Inc. (“the Company”, formerly CAG Capital Inc.) is listed on the TSX Venture Exchange (‘the Exchange”) as a Tier 2 issuer under the trading symbol KLH since April 19, 2010 (formerly under CAG.P).

On April 7, 2010, the Company changed its name to Stellar Biotechnologies, Inc.  On April 12, 2010, the Company completed a reverse merger transaction with Stellar Biotechnologies, Inc. (“Stellar CA”) which is incorporated under the laws of the State of California, USA. The Company’s head office is 332 E. Scott Street, Port Hueneme, California, 93041, USA, and the registered office is 1868 King George Boulevard, South Surrey, BC, V4A 5A1, Canada.

The Company’s business is to commercially produce and market Keyhole Limpet Hemocyanin (“KLH”) as well as to develop new technology related to culture and production of KLH and subunit KLH (“suKLH”) formulations.  The Company markets KLH and suKLH formulations to customers in the United States and Europe.

The Company has received grants for the development of new technology from the National Institutes of Health, National Cancer Institute (“NIH”), the National Science Foundation (“NSF”) including grants under its Technology Enhancement for Commercial Partnerships (“TECP”) program, and Internal Revenue Service (“IRS”) qualifying therapeutic discovery project grants.

These condensed interim consolidated financial statements are prepared on a going concern basis.  The going concern basis contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  Should the Company be required to realize the value of its assets in other than the ordinary course of business, the net realizable value of its assets may be materially less than the amounts shown in the condensed interim consolidated financial statements.  For the period ended February 29, 2012, the Company reported a loss of $1,552,961 (2011 - $9,209,011), an accumulated deficit of $8,457,015 (August 31, 2011 - $6,934,054; September 1, 2010 - $1,055,365) and working capital of $2,674,780 (August 31, 2011 - $4,061,980: September 1, 2010 - $2,174,121).  As at February 29, 2012, the Company has remaining revenues available under the NSF grants, including the Technology Enhancement for Commercial Partnerships (“TECP”) program of approximately $490,000.  The Company also anticipates ongoing contract income and commercial sales.

The financial statements of the Company are presented in US dollars, unless otherwise stated, which is the presentation currency.

2.

Basis of Presentation and Adoption of IFRS

Statement of Compliance and Conversion to International Financial Reporting Standards

These unaudited condensed interim consolidated financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The preparation of these condensed interim consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The accounting policies set out below have

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

2.

Basis of Presentation and Adoption of IFRS (continued)

been applied consistently to all periods presented in these condensed interim consolidated financial statements. They have also been applied in preparing an opening IFRS balance sheet as at September 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). The impact of the transition from Canadian GAAP to IFRS is explained in Note 15.

As these are the Company’s second condensed interim consolidated financial statements prepared in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34.  The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS, which also highlight the changes from the Company’s August 31, 2011 annual consolidated financial statements prepared in accordance with Canadian GAAP.  In fiscal year August 31, 2013 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed interim consolidated financial statements under IFRS as the reader will be able to refer to the August 31, 2012 annual consolidated financial statements which will be prepared in accordance with IFRS.

Basis of Presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. Actual results could differ from these estimates.

These condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.

Significant Accounting Policies

The accounting policies set out below are expected to be adopted for the year-ending August 31, 2012 and have been applied consistently to all periods presented in these condensed interim consolidated financial statements and in preparing the opening IFRS statement of financial position at September 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

a)

Principles of Consolidation

The condensed interim consolidated financial statements have been prepared in accordance with IFRS and include the accounts of the Company and its wholly-owned subsidiary Stellar Biotechnologies, Inc. (“Stellar CA”).  Intercompany balances and transactions are eliminated on consolidation.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

b)

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. The Company has made estimates for allowance of doubtful accounts, amortization and depreciation and impairment of property, plant and equipment and licensing rights, share-based payments, research and development costs, biological assets, the provision for deferred income tax recoveries and composition of deferred income tax assets and liabilities, and accrued liabilities.  Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimated uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

1)

the inputs used in the accounting for share-based payment expense included in profit or loss.

2)

the inputs used in accounting for biological assets included in statements of financial position and profit or loss.

3)

the determination of the useful life of the licensing rights.

4)

the inputs used in the accounting for the warrant liability.

c)

Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

d)

Share-Based Payments

The Company grants share options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

For employees, the fair value of share options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period using graded vesting. Consideration paid for the shares on the exercise of share options is credited to share capital and the related share-based compensation is reclassified from the share-based payment reserve to share capital. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

the share-based payment. Otherwise, share-based payments are measured at the fair value of goods and services rendered.

e)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is recorded on the straight-line method based on the following rates which approximate the useful life of the assets:

Aquaculture system	10-20%
Tools and equipment	20%
Leasehold improvements	10-14%
Laboratory	10-20%
Computer and office equipment	20%
Vehicles	20%

Maintenance and repairs are charged to operations as incurred.

f)

Cash and Cash Equivalents

Cash equivalents consist of demand deposits with financial institutions, money market accounts, and highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

g)

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will be probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

h)

Financial Instruments

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held-to-maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized costs using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any direct attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss.

Available for sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company has classified its financial assets as follows:

•

Cash and cash equivalents are classified as FVTPL.

•

Accounts receivable are classified as loans and receivables.

Financial liabilities

All financial liabilities are initially recorded at fair value.  Financial liabilities are classified into one of the following two categories:

Fair value through profit or loss (“FVTPL”)

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Warrants which do not meet the criteria to be classified as an equity instrument are classified as fair value through profit or loss financial liabilities.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

Other financial liabilities

Financial liabilities classified as other financial liabilities are measured at amortized cost.

The Company has classified its financial liabilities as follows:

•

Accounts payable is classified as other financial liabilities.

•

Warrant liability is classified as FVTPL.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the assets have been impacted.

For all financial assets objective evidence of impairment could include:

•

significant financial difficulty of the issuer or counterparty; or

•

default or delinquency in interest or principal payments; or

•

it becoming probable that the borrower will enter bankruptcy or financial re-organization.

i)

Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

j)

Biological Assets

Biological assets are keyhole limpets which are bearer assets to produce KLH.  They are measured at fair value less costs to sell.  Fair value is based on market prices of mature keyhole limpets which are harvested from the ocean.  The Company expenses the costs of aquaculture.  Fair value gains and losses are determined upon remeasurement at each reporting period.  Biological assets include production limpets and dedicated limpet colonies under contract.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

k)

Research and Development

The Company is involved in research and development.  Research costs, including materials and salaries of employees directly involved in research efforts, are expensed as incurred. Development costs are expensed in the period incurred, unless they meet criteria for technical, market and financial feasibility, in which case they are deferred and amortized over the estimated life of related products.  Research and development expenses are shown as a separate line item on the consolidated statements of comprehensive loss.   As at February 29, 2012, the Company had no deferred development costs.

l)

Foreign Exchange

Items included in the financial statements of the Company’s subsidiary are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the parent and its subsidiary is the US dollar.

Transactions in currencies other than the US dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

m)

Commercial Sales Revenue Recognition

The Company recognizes commercial sales revenue when KLH product is delivered assuming there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collectability is reasonably assured.  In limited circumstance, the Company retains ownership until the product is received and inspected by the customer; revenue is recognized upon satisfaction of these conditions.  The Company documents arrangements with customers with purchase orders and sales agreements.

Commercial sales revenue includes sales made under supply agreements with customers for a fixed price per gram of KLH products based on quantities ordered, including those produced from the customer’s dedicated limpet colonies.  The supply agreements are on a non-exclusive basis except within that customer’s field of use.

n)

Grant Revenue Recognition

The Company has taken the income approach to recognizing grant revenue.  The Company recognizes grant revenue when there is reasonable assurance that the Company will comply with the conditions attached, the benefits have been earned and it is reasonably assured of collection.  An appropriate amount in respect to earned revenue will be recognized as revenue in the period that the Company is assured of fulfilling the grant requirements.  Grant advances received prior to revenue recognition are recorded as deferred revenue.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

o)

Contract Income Recognition

Contract income is recognized when reasonable assurance exists regarding measurement and collectability. An appropriate amount in respect to earned revenue will be recognized as revenue in the period that the Company is assured of fulfilling the contract requirements.

Contract income is earned on both the initial set up fee for establishment of limpet colonies dedicated to meet the needs of the customer and monthly fees to maintain those dedicated limpet colonies.   The Company also has the right to use raw material produced from dedicated limpet colonies at no cost with prior written consent.

Contract income is earned from research collaboration agreements whereby revenue is earned through sharing access to the Company’s KLH manufacturing methods and analytical data as well as when certain project milestones are met.  The customer and the Company will jointly own the rights to practice the resulting intellectual properties within specified fields of use.

p)

Accounting Standards Issued But Not Yet Applied

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

Accounting Standards Issued and Effective January 1, 2013

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

IAS 27 Separate Financial Statement (Amended) has the objective of setting standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

IAS 28 Investments in Associates and Joint Ventures (Amended) prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).

4.

Accounts Receivable

	February 29, 2012	August 31, 2011	September 1, 2010

Accounts receivable	$ 26,611	$ 6,446	$ 223,283
Contract receivable	5,000	5,000	255,000
Grants receivable		27,575	90,212

	$ 31,611	$ 39,021	$ 568,495

5.

Financial Instruments

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, currency risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at February 29, 2012, the Company does not have any debt and is not subject to externally imposed capital requirements.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

5.

Financial Instruments (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result in market interest rates.  The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions included in the Company’s cash and cash equivalents are subject to a floating rate of interest.

The interest rate risks on cash are not considered significant.

Foreign Exchange Risk

The Company incurs operating expenses and capital expenditures mostly in US dollars, with some operating expenses incurred in Canadian dollars which are subject to foreign currency fluctuations. The fluctuation of the US dollar in relation to Canadian dollars will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At February 29, 2012, the US dollar was equal to 0.99656 Canadian  dollars.  The currency risk is considered to be insignificant.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable.  Management’s assessment of the Company’s credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy.  The Company limits its exposure to credit loss by placing its cash with major financial institutions and invests only in short-term obligations.

Approximately 99% of the Company’s commercial sales and contract income during the period ended February 29, 2012 were from two customers (2011 - 86% from one customer,). All of the grant revenue during the period ended February 29, 2012 was received from NSF (2011 – 81% from IRS grants and 19% from NSF).

Approximately 81% of the Company’s accounts receivables at February 29, 2012, were from one customer (August 31, 2011 - 25% from two customers, September 1, 2010 - 84% from two customers), and $Nil were from the NSF grants (August 31, 2011 - 75%, September 1, 2010 - 16%).

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote.  The Company estimates its maximum credit risk for accounts receivable at the amount recorded on the balance sheet.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations.  As at February 29, 2012, the Company had a cash and cash equivalents balance of $2,945,496 (August 31, 2011 - $4,145,492, September 1, 2010 - $2,003,296) to settle current liabilities of $310,534 (August 31, 2011 - $159,137, September 1, 2010 - $420,610).

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

5.

Financial Instruments (continued)

Fair Value

The fair value of the Company’s financial instruments is believed to equal the carrying amounts due to the short terms to maturity.

Fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:

Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:

Valuations based on directly or  indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such  as quoted interest or  currency exchange rates;  and

Level 3:

Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s fair value of cash and cash equivalents under the fair value hierarchy is measured using Level 1 inputs and fair value of the warrant liability is measured using Level 2 inputs.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

6.

Property, Plant and Equipment

Cost:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – September 1, 2010	$ 43,241	$ 62,033	$ 16,628	$ 93,689	$ -	$ 28,015	$ 243,606

Additions	4,529		16,567	246,597	10,997	31,092	309,782
Balance – August 31, 2011	$ 47,770	$ 62,033	$ 33,195	$ 340,286	$ 10,997	$ 59,107	$ 553,388

Additions			6,075	5,532			11,607
Balance – February 29, 2012	$ 47,700	$ 62,033	$ 39,270	$ 345,818	$ 10,997	$ 59,107	$ 564,995

Accumulated depreciation:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – September 1, 2010	$ (43,241)	$ (62,033)	$ (1,826)	$ (18,914)	$ -	$ (28,015)	$ (154,029)

Additions	(302)		(4,858)	(53,381)	(1,100)	(1,494)	(61,135)
Balance – August 31, 2011	$ (43,543)	$ (62,033)	$ (6,684)	$ (72,295)	$ (1,100)	$ (29,509)	$ (215,164)

Additions	(453)		(3,768)	(32,135)	(1,100)	(2,569)	(40,025)
Balance – February 29, 2012	$ (43,996)	$ (62,033)	$ (10,452)	$ (104,430)	$ (2,200)	$ (32,078)	$ (255,189)

Carrying Value:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – September 1, 2010	$ -	$ -	$ 14,802	$ 74,775	$ -	$ -	$ 89,577

Balance – August 31, 2011	$ 4,227	$ -	$ 26,511	$ 267,991	$ 9,897	$ 29,598	$ 338,224

Balance – February 29, 2012	$ 3,774	$ -	$ 28,818	$ 241,388	$ 8,797	$ 27,029	$ 309,806

7.

Licensing Rights

During 2010 the Company paid a $200,000 license fee for intellectual property arising under a research collaboration agreement to a customer for licensing rights outside the customer’s field of use.  The customer and the Company will jointly own the rights to practice the resulting intellectual properties within specified fields of use.  The license rights are amortized over the useful life of seven years.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

7.

Licensing Rights (continued)

	Licensing Rights	Accumulated Amortization	Carrying Amount
Balance – September 1, 2010	$ 200,000	$ -	$ 200,000

Balance – February 28, 2011	200,000	-	200,000

Amortization expense		(26,190)	(26,190)
Balance at August 31, 2011	200,000	(26,190)	173,810

Amortization expense		(14,286)	(14,286)
Balance at February 29, 2012	$ 200,000	$ (40,476)	$ 159,524

8.

Commitments

The Company leases three buildings and facilities under sublease agreements with the Port Hueneme Surplus Property Authority.  On September 1, 2010, the Company exercised its option to extend the three buildings and facilities sublease agreements.  The monthly base rents total $7,071 effective November 1, 2010, for a term of 5 years with rents adjusted by the CPI index every November 1st.  The Company has an option to extend the lease for another five years.

The Company also leases office facilities effective July 1, 2011 for a term of three years with the option to extend for an additional two years.  Rent is $5,126 per month with 3% cost of living increases each year during the initial three-year term and the Company must pay a portion of the common area maintenance.

Future minimum lease payments are as follows:

	February 29, 2012	August 31, 2011
For The Year Ending August 31,
2012	$ 73,492	$ 146,676
2013	148,531	148,531
2014	139,328	139,328
2015	84,852	84,852
2016	14,142	14,142

	$ 460,345	$ 533,529

Rent expense on these lease agreements for the period ended February 29, 2012 was $85,231 (2011 - $49,200).

The Company has purchase order commitments totalling approximately $89,000 at February 29, 2012, for contract manufacturing organizations and consultants (August 31, 2011 - $184,000, September 1, 2010 - $117,000).

The Company has commitments under certain supply agreements with customers for fixed prices per gram on a non-exclusive basis except within that customer’s field of use.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

9.

Related Party Transactions

For the period ended February 29, 2012, the Company had the following transactions with related parties:

a)

Paid or accrued salaries and benefits expense of $358,425 (2011 - $332,714) to directors and officers of the Company and their family members;

b)

Paid or accrued director fees of $16,600 (2011 - $2,000) to directors of the Company;

c)

Paid or accrued consulting fees of $28,750 (2011 - $24,910) to directors and officers of the Company;

d)

Paid or accrued professional fees of $35,058 (2011 - $Nil) to an officer of the Company;

e)

Paid or accrued professional fees of $Nil (2011 - $10,500) to a former officer of the Company.

f)

The share-based payments to directors, family members of directors and officers of the Company during the period ended February 29, 2012 was $140,345 (2011 - $149,999). Share-based payments are the fair value of the options granted.

As at February 29, 2012, the Company owed $7,829 (2011 - $Nil) to directors and officers of the Company for consulting fees and expense reimbursements which are included in accounts payable and accrued liabilities on the consolidated balance sheets.

On August 14, 2002, the Company entered into an agreement to pay royalties to a director and officer in exchange for assignment of patent rights to the Company.  The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention.  The Company’s current operations utilize this invention.  The royalties for the period ended February 29, 2012 were $Nil (2011 - $Nil).

10.

Share Capital

Authorized: unlimited common shares without par value.

Private Placements Issued During the Year Ended August 31, 2011

(a)

In September 2010, the Company issued 3,000,000 units at a price of CDN$0.35 per unit for gross proceeds of $1,002,497 (CDN$1,050,000).  Each unit is comprised of one common share of the Company and one half share purchase warrant.  Each full warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.50 exercisable on or before March 28, 2012. The warrants were valued at $291,949.  Agent’s options were issued to acquire 210,000 units of the Company (valued at $49,861) under the same terms of the private placement and are exercisable at CDN$0.35 on or before March 28, 2012.  The common shares are subject to the Exchange four month hold policy which ended on January 30, 2011.  The company paid $96,958 of share issuance costs in relation to the private placement.

(b)

In November 2010, the Company issued 6,213,000 units at a price of CDN$0.60 per unit for gross proceeds of $3,695,784 (CDN$3,727,800).  Each unit is comprised of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a purchase price of CDN$0.90 per share on or before November 14, 2011, and CDN$1.15 per share if exercisable from November 15, 2011, and on or before November 14, 2012.  The warrants were valued at $2,711,921.  Agent’s options were issued to acquire 345,600 units of the Company (valued at $226,587) under the same terms of the private placement and are exercisable at CDN$0.60 on or before November 14, 2012.  The common shares are subject to the Exchange four month hold policy which ended on March 16, 2011.  The Company paid $215,145 of share issuance costs in relation to the private placement.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

10.

Share Capital (continued)

Escrow Shares

An aggregate of 2,500,000 common shares were held in escrow pursuant to an Escrow Agreement dated April 29, 2008.  Of these shares, as at February 29, 2012, 1,125,000 shares remain in escrow.

Of the 10,000,000 common shares issued pursuant to the reverse takeover, an aggregate of 4,119,386 common shares were held in escrow pursuant to an Escrow Agreement dated April 7, 2010. The shares are subject to release provisions, with 10% being released upon closing of the reverse takeover and the balance as to 15% every six months. Of these shares, as at February 29, 2012, 1,853,724 remain in escrow. The remaining 5,880,614 common shares are subject to resale restrictions over a period of three years, with 10% being free-trading, and the remaining shares subject to resale restrictions, as to 15% becoming free-trading every six months.

Performance Shares

There are 10,000,000 performance shares set aside for officers, directors and employees of Stellar CA based on meeting milestones related to completion of method development for commercial-scale manufacture of KLH, compilation and regulatory submittal of all required chemistry, manufacturing and control data and completion of preclinical toxicity and immunogenicity testing of products.  During the year ended August 31, 2011, the Company reached the first performance share milestone and issued 3,333,335 shares (issued at a value of $3,400,000) of the Company to the individuals named in the Performance Share Plan.  The issuance of performance shares was recorded as share-based payments.

Warrants

A summary of the Company’s outstanding warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
		CDN $
Balance, as at August 31, 2010	6,959,531	$ 0.37

Granted	8,268,600	$ 0.80
Exercised	(2,148,805)	$ 0.37

Balance, as at August 31, 2011	13,079,326	$ 0.65

Granted	(2,318,600)	$ 0.37
Expired	(2,492,126)	$ 0.40

Balance, as at February 29, 2012	8,268,600	$ 0.82

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

10.

Share Capital (continued)

The following table summarizes information about the warrants outstanding as at February 29, 2012:

CDN Exercise Price	Number of Warrants	Expiry Date

CDN $
$0.50	1,500,000	March 28, 2012	Subsequently extended to March 28, 2013
$0.35	210,000	March 28, 2012	Subsequently expired
$1.15	6,213,000	November 14, 2012
$0.60	345,600	November 14, 2012

	8,268,600

Warrant Liability – Warrants Issued With Canadian Dollar Exercise Prices

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars.   The Company’s functional currency is in US dollars.  As a result of having exercise prices denominated in other than the Company’s functional currency, these warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the Statements of Consolidated Loss.  The fair value of the warrants was determined using the Black-Scholes option pricing model at the end of each reporting period.  Upon exercise of the warrants, the fair value of warrants included in derivative liabilities was reclassified to equity.

The fair value of warrants exercised during the periods ended February 29, 2012 and 2011 was determined using the Black-Scholes option pricing model, using the following assumptions:

	2012	2011
Risk free interest rate	2.49%	3.15%
Expected life (years)	0.11	0.78
Expected share price volatility	110%	104.79%

The fair value of warrants granted was determined using the Black-Scholes option pricing model, using the following weighted average assumptions at the end of each reporting period:

	2012	2011
Risk free interest rate	N/A	1.61%
Expected life (years)	N/A	1.1
Expected share price volatility	N/A	107%
Expected dividend yield	N/A	0%

Option pricing models require the input of highly subjective assumptions regarding volatility.  The Company has used historical volatility to estimate the volatility of the share price.

Options

The Company has a stock option plan (“the Plan”) to be administered by the Board of Directors, which has the discretion to grant options for up to a maximum of 20% of the issued and outstanding share capital amount and subject to a maximum of 8,785,000 shares.  The exercise price of an option  is subject to a minimum of $0.10

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

10.

Share Capital (continued)

Options (continued)

per  share,  not less than  the  closing price  (less applicable discount)  on the Exchange  on the  last  trading  day preceding the grant date.  However, all of the stock options which have been granted are subject to the following vesting schedule:

(a)

One-third shall vest immediately;

(b)

One-third shall vest 12 months from the Effective Date; and

(c)

One-third shall vest 18 months from the Effective Date.

Options have been issued under the Plan allowing the holders to purchase common shares of the Company as follows:

	Number of Options	Weighted Average Exercise Price
		CDN $
Balance, as at August 31, 2010	2,700,000	$ 0.28

Granted	1,554,600	$ 0.68

Balance, as at August 31, 2011	4,254,600	$ 0.43

Granted	90,000	$ 0.41
Cancelled	(105,000)	$ 0.77

Balance, as at February 29, 2012	4,239,600	$ 0.42

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

10.

Share Capital (continued)

Options (continued)

The following table summarizes information about the options under the Plan outstanding and exercisable as at February 29, 2012:

CDN Exercise Price	Number of Options	Exercisable at February 29, 2012	Expiry Date

$0.28	2,431,667	2,431,667	April 9, 2017
$0.25	75,000	75,000	May 17, 2017
$0.28	70,000	70,000	June 17, 2017
$0.28	20,000	20,000	June 28, 2017
$0.28	70,000	70,000	July 13, 2017
$0.64	70,000	46,667	October 25, 2017
$1.00	60,000	40,000	February 10, 2018
$1.00	23,333	23,333	March 8, 2018
$0.65	1,329,600	443,200	August 8, 2018
$0.50	5,000	1,667	September 26, 2018
$0.40	80,000	26,667	December 22, 2018
$0.42	5,000	1,667	February 16, 2019

	4,239,600	3,249,868

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.  The estimated fair value of the stock options granted during the periods ended February 29, 2012 and 2011 was determined using a Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011
Risk free interest rate	1.51%	2.69%
Expected life (years)	7.0	7.0
Expected share price volatility	141%	110%
Expected dividend yield	0%	0%

The average fair value of stock options awarded during the period was $0.41 and $0.87 respectively.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

11.

Biological Assets

Changes in biological assets are as follows:

	February 29, 2012	February 28, 2011

Carrying amount at beginning of period	$ 5,763	$ 3,173
Increases in fair value due to purchases	-	3,685
Changes in fair value due to quantity and price changes	422	(593)

Carrying amount at end of period	$ 6,185	$ 6,265

12.

Supplemental Disclosure of Non-Cash Transactions

Supplemental disclosure of non-cash financing and investing activities include the following:

	February 29, 2012	February 28, 2011

Financing activities:
Share issuance costs – agent’s options	$ -	$ 276,448
Warrant valuations on private placements	-	3,003,870
Transfer to share capital on exercise of warrants	190,425	1,213,969
Cash paid during the period for taxes	800	5,000
Cash paid during the period for interest	-	-

13.

Events After the Reporting Period

Subsequent to February 29, 2012, the Company:

a)

Granted incentive stock options to directors, officers, employees and consultants to purchase 1,279,600 common shares, exercisable at a price of CDN$0.42 per share, and 50,000 common shares, exercisable at a price of CDN$0.42 per share for a period of seven years.

14.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

15.

First Time Adoption of IFRS

As stated in Note 2, these consolidated financial statements are the Company’s second condensed interim consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the period ended February 29, 2012 and 2011, the financial statements for the year ended August 31, 2011, and the opening IFRS statement of financial position on the Transition Date, September 1, 2010.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended February 28, 2011 and annual period ended August 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has effected the Company’s financial position and financial performance is set out in the following tables.

The guidance for first time adoption of IFRS is set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  The Company has elected to take the following IFRS 1 optional exemptions:

(a)

Optional exemptions

Share-based payments

IFRS 2, Share-based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that were not vested by the Transition Date.  The Company elected to take the exemption available under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by the Transition Date.

Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components.  If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity.  The first portion is in retained earnings and represents the cumulative interest accreted on the liability component.  The other portion represents the original equity component.  However, in accordance with this IFRS, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS.

(b)

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of IFRS transition must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of September 1, 2010 are consistent with Canadian GAAP estimates for the same date.

Reconciliation of Canadian GAAP and comprehensive loss to IFRS

IFRS requires an entity to reconcile equity, comprehensive loss and cash flows for prior periods.  The changes made to the statement of financial position and statements of comprehensive loss as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been prepared.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The September 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

		September 1, 2010
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 2,003,296	$ -	$ 2,003,296
Accounts receivable		568,495		568,495
Prepaid expenses		22,940		22,940
		2,594,731	-	2,594,731

Noncurrent assets:
Biological assets	ii	-	3,173	3,173
Property, plant and equipment		89,577		89,577
Licensing rights		200,000		200,000
Deposits		8,766		8,766
		$ 2,893,074	$ 3,173	$ 2,896,247

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 420,610	$ -	$ 420,610

Long-term liabilities
Warrant liability	iii	-	797,310	797,310

Shareholders’ equity:
Share capital	i & iii	2,610,682	(246,428)	2,364,254
Share-based payment reserve	i & iii	870,412	(500,974)	369,438
Deficit		(1,008,630)	(46,735)	(1,055,365)
		2,472,464	(794,137)	1,678,327
		$ 2,893,074	$ 3,173	$ 2,896,247

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The February 28, 2011 Canadian GAAP interim balance sheet has been reconciled to IFRS as follows:

		February 28, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 6,014,042	$ -	$ 6,014,042
Accounts receivable		22,869		22,869
Share subscriptions receivable		21,233		21,233
Prepaid expenses		30,411		30,411
		6,088,555	-	6,088,555

Noncurrent assets:
Biological assets	ii	-	6,265	6,265
Property, plant and equipment		306,176		306,176
Licensing rights		200,000		200,000
Deposits		10,366		10,366
		$ 6,605,097	$ 6,265	$ 6,611,362

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 118,843	$ -	$ 118,843
Deferred revenue		15,150		15,150
		133,993	-	133,993

Long-term liabilities
Warrant liability	iii	-	7,349,405	7,349,405

Shareholders’ equity:
Share capital	i & iii	8,862,298	(60,055)	8,802,243
Share-based payment reserve	i & iii	3,284,031	(2,693,934)	590,097
Deficit		(5,675,225)	(4,589,151)	(10,264,376)
		6,471,104	(7,343,140)	(872,036)
		$ 6,605,097	$ 6,265	$ 6,611,362

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The August 31, 2011 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

		August 31, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 4,145,492	$ -	$ 4,145,492
Accounts receivable		39,021		39,021
Prepaid expenses		36,604		36,604
		4,221,117	-	4,221,117

Noncurrent assets:
Biological assets	ii	-	5,763	5,763
Property, plant and equipment		338,224		338,224
Licensing rights		173,810		173,810
Deposits		17,500		17,500
		$ 4,750,651	$ 5,763	$ 4,756,414

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 159,137	$ -	$ 159,137

Long-term liabilities
Warrant liability	iii	-	1,527,374	1,527,374

Shareholders’ equity:
Share capital	i & iii	9,213,640	55,793	9,269,433
Share-based payment reserve	i & iii	3,472,627	(2,738,103)	734,524
Deficit		(8,094,753)	1,160,699	(6,934,054)
		4,591,514	(1,521,611)	3,069,903
		$ 4,750,651	$ 5,763	$ 4,756,414

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The Canadian GAAP statement of interim comprehensive loss for the three month period ended February 28, 2011 has been reconciled to IFRS as follows:

		Three Months Ended February 28, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Revenues:
Contract income		$ 15,000	$ -	$ 15,000
Commercial sales		4,200		4,200
Grant revenue		526,217		526,217
		545,417	-	545,417

Costs of Production, Aquaculture and Grants:
Cost of production and aquaculture	ii	136,268	(11)	136,257
Grant costs		33,084		33,084
		169,352	(11)	169,341
Gross Margin (Loss)		376,065	11	376,076

Expenses:
Salaries, wages and benefits		275,115		275,115
Research and development		295,525		295,525
Legal and professional services		63,030		63,030
Share-based payments	i	3,472,946	33,852	3,506,798
General and administration		161,469		161,469
Amortization and depreciation		16,022		16,022
Allocation of expenses to grant costs		(10,632)		(10,632)
		4,273,475	33,852	4,307,327

Other Income:
Change in fair value of warrant liability	iii	-	772,702	772,702
Foreign exchange gain (loss)		91,053		91,053
Interest income		3,046		3,046
		94,099	772,702	866,801

Loss Before Income Tax		(3,803,311)	738,861	(3,064,450)
Income tax expense		-		-
Loss and Comprehensive Loss for the Period		$ (3,803,311)	$ 738,861	$ (3,064,450)

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The Canadian GAAP statement of interim comprehensive loss for the six month period ended February 28, 2011 has been reconciled to IFRS as follows:

		Six Months Ended February 28, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Revenues:
Contract income		$ 30,000	$ -	$ 30,000
Commercial sales		9,838		9,838
Grant revenue		575,475		575,475
		615,313	-	615,313

Costs of Production, Aquaculture and Grants:
Cost of production and aquaculture	ii	253,592	(3,092)	250,500
Grant costs		62,358		62,358
		315,950	(3,092)	312,858
Gross Margin (Loss)		299,363	3,092	302,455

Expenses:
Salaries, wages and benefits		376,832		376,832
Research and development		578,180		578,180
Legal and professional services		154,071		154,071
Share-based payments	i	3,560,897	59,762	3,620,659
General and administration		296,471		296,471
Amortization and depreciation		29,152		29,152
Allocation of expenses to grant costs		(23,126)		(23,126)
		4,972,477	59,762	5,032,239

Other Income:
Change in fair value of warrant liability	iii	-	(4,485,746)	(4,485,746)
Foreign exchange gain (loss)		6,511		6,511
Interest income		5,008		5,008
		11,519	(4,485,746)	(4,474,227)

Loss Before Income Tax		(4,461,595)	(4,542,416)	(9,204,011)
Income tax expense		5,000		5,000
Loss and Comprehensive Loss for the Period		$ (4,666,595)	$ (4,542,416)	$ (9,209,011)

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The Canadian GAAP statement of comprehensive loss for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		August 31, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Revenues:
Contract income		$ 60,000	$ -	$ 60,000
Commercial sales		18,988		18,988
Grant revenue		618,199		618,199
		697,187	-	697,187

Costs of Production, Aquaculture and Grants:
Cost of production and aquaculture	ii	413,397	(2,590)	410,807
Grant costs		595,686		595,686
		1,009,083	(2,590)	1,006,493
Gross Margin (Loss)		(311,896)	2,590	(309,306)

Expenses:
Salaries, wages and benefits		797,263		797,263
Research and development		906,518		906,518
Legal and professional services		283,122		283,122
Share-based payments	i	4,007,116	15,593	4,022,709
General and administration		747,883		747,883
Amortization and depreciation		87,325		87,325
Allocation of expenses to grant costs		(41,170)		(41,170)
		6,788,057	15,593	6,803,650

Other Income:
Foreign exchange gain (loss)		3,333		3,333
Change in fair value of warrant liability	iii	-	1,220,437	1,220,437
Interest income		11,297		11,297
		14,630	1,220,437	1,235,067

Loss Before Income Tax		(7,085,323)	1,207,434	(5,877,889)
Income tax expense		800		800
Loss and Comprehensive Loss for the Period		$(7,086,123)	$ 1,207,434	$ (5,878,689)

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

Explanations for the adjustments are as follows:

(i)

Share-based payments

IFRS 2 is effective for the Company as at September 1, 2010 and is applicable to:

•

New grants for share-based payments subsequent to September 1, 2010

•

Equity-settle share-based compensation awards granted subsequent to November 7, 2002 and that vest after September 1, 2010; and

•

Awards that are modified on or after September 1, 2010, even if the original grant of the award was not accounted for in accordance with IFRS 2.

Canadian GAAP allows the Company to calculate the fair value of the share-based compensation on all awards granted and recognizes the expense from the date of grant over the vesting period using the straight-line methodology.  The Company determines the fair value of share options granted using the Black-Scholes option pricing model.

IFRS 2 requires each tranche in an award with graded vesting features to be treated as a separate grant with a different vesting date and fair value.  Each grant is accounted for on that basis.

As a result, share-based payment reserves was increased by $29,216 at September 1, 2010 (February 28, 2011 - $88,978; August 31, 2011 - $44,809) and deficit has been increased by $29,216 at September 1, 2010 (February 28, 2011 - $88,978; August 31, 2011 - $44,809).  The impact on loss and comprehensive loss for the period ended February 28, 2011 was an increase of share-based payments of $59,762 (year ended August 31, 2011 - $15,593).

(ii)

Biological assets

IFRS 41 is effective for the Company as at September 1, 2010.  Biological assets are living plants or animals including those which can provide agricultural produce.  The Company’s keyhole limpet colonies are bearer assets from which KLH is harvested.

Under IFRS, the biological assets are recorded at fair value less costs to sell, measured upon initial recognition and at the end of each reporting period. Accordingly, biological assets increased by $3,173 at September 1, 2010 (February 28, 2011 - $6,265; August 31, 2011 - $5,763).  The impact on loss and comprehensive loss for the period ended February 28, 2011 was $3,092 (year ended August 31, 2011 - $2,590).

(iii)

Warrant Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition if an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in the Statements of Consolidated Loss.

Stellar Biotechnologies, Inc

Notes to Consolidated Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the Six Months Ended February 29, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

(iii)

Warrant Liability (continued)

As a result, warrant liability increased by $797,310 at September 1, 2010 (February 28, 2011 - $7,349,405; August 31, 2011 - $1,527,374).  The impact on loss and comprehensive loss for the period ended February 28, 2011 was a gain of $4,485,746 (year ended August 31, 2011 - $1,220,437).

16.

Loss Recovery

A shipment of KLH was damaged by a vendor.  The vendor agreed to reimburse the Company for the value of the KLH.  In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the loss recovery was recorded during the period ended February 29, 2012 when the realization of income was virtually certain.